Vellmer & Chang
Chartered Accountants*
505 - 815     Hornby Street
Vancouver, B.C., V6Z 2E6
Tel:                604-687-3776
Fax:               604-687-3778
E-mail:                           info@vellmerchang.com
* denotes a firm of incorporated professionals

Direct:                 Ihlpaili Vellmer, CA, CPA (Oregon)
Tel: 604-687-3773
E-mail:                     vellmer@vellmerchang.com

January 22, 2007

British Columbia Securities Commission
12th Floor, 701 West Georgia Street
P.O. Box 10142
Vancouver, B.C., V7Y 1L2

and

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alta., T2P 3C4

Dear Sirs:

Re:    Avino Silver & Gold Mines Ltd. (“the Company”)
  Notice pursuant to NI 51-102 - Change of Auditor

In accordance with NI 51-102, we have reviewed the Company’s Notice of Change of Auditor dated January 15, 2007, and we agree with the information contained in the Notice.

Yours very truly,

VELLMER & CHANG

“Ihlpaili Vellmer”

Ihlpaili Vellmer, C.A., C.P.A. (Oregon)